                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)


                   Under the Securities Exchange Act of 1934*

                        PAXSON COMMUNICATIONS CORPORATION
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.001 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   704231 10 9
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Ed Grinacoff
                      Sandler Mezzanine General Partnership
                          767 Fifth Avenue, 45th Floor
                            New York, New York 10153
                                 (212) 754-8100
 -----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 29, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  704231 10 9
- --------------------------------------------------------------------------------
         (1)      Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Above Persons

                  Sandler Mezzanine General Partnership
- --------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                                   (a)      / /
                                                                   (b)      / /
- --------------------------------------------------------------------------------
         (3)      SEC Use Only
- --------------------------------------------------------------------------------
         (4)      Source of Funds

                           Not Applicable (see Item 3)
- --------------------------------------------------------------------------------
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                                                to Items 2(d) or 2(e)        / /
- --------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  New York
- --------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                  2,377,299  shares
Shares Bene-               _____________________________________________________
  ficially        (8)      Shared Voting Power                    0      shares
 Owned by                  _____________________________________________________
Each Report-      (9)      Sole Dispositive Power             2,377,299  shares
 ing Person                _____________________________________________________
   With           (10)     Shared Dispositive Power               0      shares
- --------------------------------------------------------------------------------
                  (11)     Aggregate Amount Beneficially Owned by Each Reporting
                           Person

                  2,377,299 shares
- --------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares                                                    / /

- --------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)
                                            5.8%
- --------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)
                                            PN


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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 2

                                  Statement Of

                      SANDLER MEZZANINE GENERAL PARTNERSHIP

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                        PAXSON COMMUNICATIONS CORPORATION


                  Sandler Mezzanine General Partnership hereby amends and supplements its Schedule 13D (the "Prior Schedule 13D"), with respect to its beneficial ownership of shares of Class A Common Stock, par value $.001 per share ("Class A Common Stock"), of Paxson Communications Corporation, a Delaware corporation (the "Company").

ITEM 1.           SECURITY AND ISSUER

                  Item 1 of the Prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  The title of the class of equity securities of the Company to which this statement relates is the Class A Common Stock of the Company. The address of the principal executive offices of the Company is 601 Clearwater Park Road, West Palm Beach, Florida 33401.

ITEM 2.           IDENTITY AND BACKGROUND

                  Item 2 of the Prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

                           (a) The person filing this statement is Sandler
                  Mezzanine General Partnership (the "Reporting Person").

                           (b) The Reporting Person is a general partnership
                  organized under the laws of the State of New York.

                           (c) The present principal business of the Reporting
                  Person is the funding of investments.


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                           (d) The principal business and office address of the
                  Reporting Person is 767 Fifth Avenue, 45th Floor, New York, New York 10153.

                           (e) During the last five years, the Reporting Person
                  has not been convicted in a criminal proceeding.

                           (f) During the last five years the Reporting Person
                  has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Schedule 1 to this Schedule 13D provides the information required by Item 2 of Schedule 13D for each partner of Sandler Mezzanine General Partnership and each person controlling such partner (including, in the case of a corporation (a) each executive officer and director of such corporation, (b) each person controlling such corporation, and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation).

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Item 3 of the Prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  The transaction giving rise to the filing of the Reporting Person's original Schedule 13D, dated November 11, 1994, was the consummation of the merger of the Company with The American Network Group, Inc. whereby the Company registered and listed shares of the Class A Common Stock for public trading.

ITEM 4.           PURPOSE OF TRANSACTION

                  Item 4 of the Prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  The Reporting Person is the general partner of each of Sandler Mezzanine Partners, L.P., Sandler Mezzanine Foreign Partners, L.P. and Sandler Mezzanine T-E Partners, L.P. (collectively, the "Partnerships"). The Partnerships hold, for investment purposes, warrants (the "Warrants"), which are exercisable for shares of Class A Common Stock and Class B Common Stock, par value $.001 per share ("Class B Common Stock"), of the Company. See Item 5.

                  Pursuant to (i) a U.S. Underwriting Agreement, dated March 28, 1996 (the "U.S. Underwriting Agreement"), among Smith Barney Inc., Painewebber Incorporated, CIBC Wood Gundy Securities Corp. and BT Securities Corporation, as representatives of the several U.S.

underwriters (the "U.S. Underwriters"), the Company, the Partnerships and certain other selling security holders and (ii) an International Underwriting Agreement, dated March 28, 1996 (the "International Underwriting Agreement"), among Smith Barney Inc., Painewebber International (U.K.) Ltd., CIBC Wood Gundy Securities Corp., Bankers Trust International plc, as lead managers of the several managers (the "International Underwriters"), the Company, the Partnerships and certain other selling security holders, the Partnerships sold to the U.S. Underwriters and the International Underwriters (collectively, the "Underwriters") an aggregate of 28.77853 Warrants. The Underwriters immediately exercised such Warrants for Class A Common Stock and Class B Common Stock (which Class B Common Stock was then immediately converted into Class A Common Stock), thereby acquiring 797,322 shares of Class A Common Stock. In connection with such sale of Warrants, the Partnerships received an aggregate of $12,119,294.40. A copy of each of the U.S. Underwriting Agreement and the International Underwriting Agreement has been incorporated by reference as an exhibit to this
Schedule 13D.

                  Also pursuant to the U.S. Underwriting Agreement and the International Underwriting Agreement, the Underwriters had the option, which option expired unexercised at 9:00 p.m., New York City time on April 29, 1996, to purchase an aggregate of 9.47468 Warrants.

                  Except as otherwise disclosed in this Schedule 13D, the Reporting Person has not made any decision concerning its course of action with respect to the Company. The Reporting Person could decide, depending on market and other factors, to dispose of the Warrants (or the Class A Common Stock or Class B Common Stock issuable upon exercise of the Warrants) beneficially owned by it, to acquire additional shares of Class A Common Stock, Class B Common Stock or Warrants, or to take any other available course of action. In this regard, the Reporting Person intends to continuously review its investment in the Company and may in the future determine to change its present plans and proposals relating to the Company. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, including without limitation the Company's business and financial condition and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, developments in the Company's industry generally, general economic conditions and money and stock market conditions.

                  Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of the securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter,

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bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

                  Notwithstanding anything contained herein, the Reporting Person reserves the right, depending on other relevant factors, to purchase additional shares of Class A Common Stock, Class B Common Stock, Warrants or other securities of the Company, dispose of all or a portion of its holdings of securities of the Company, or change its intention with respect to any and all of the matters referred to in this Item.

                  See Item 6 for a discussion of certain arrangements between the Reporting Person and the Company.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

                           (a) The Reporting Person is the general partner of each of the Partnerships. The Reporting Person beneficially owns through the Partnerships the Warrants, which are presently exercisable for shares of Class A Common Stock and shares of Class B Common Stock. As of the date hereof, the Partnerships hold an aggregate of 85.80614 Warrants, which are exercisable for an aggregate of approximately 1,782,974 shares of Class A Common Stock and an aggregate of approximately 594,325 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock. As a result, the Reporting Person beneficially owns approximately 2,377,299 shares of Class A Common Stock. The Company's Prospectus, dated March 29, 1996, reports that, 38,521,854 shares of Class A Common Stock were outstanding as of April 2, 1996 (the date of consummation of a public offering by the Company of 13,500,000 shares of Class A Common Stock). Accordingly, if the Warrants held by the Partnerships were fully exercised and the shares of Class B Common Stock issuable to the Partnerships upon such exercise were converted into Class A Common Stock, the Reporting Person would beneficially own approximately 5.8% of the Company's Class A Common Stock.

                  The Class B Common Stock and the Class A Common Stock vote as a single class, with each share of Class B Common Stock entitled to 10 votes per share and each share of Class A Common Stock entitled to one vote per share. Therefore, if the Warrants held by the Partnerships are exercised and the shares of Class B Common Stock issuable upon the exercise of the Warrants are not converted into shares of Class A

         Common Stock, the Reporting Person would effectively have approximately 6.8% voting power with respect to the Company's common stock.

                  (b) The Reporting Person as general partner of the Partnerships has sole power (i) to direct the voting of the 2,377,299 shares of Class A Common Stock issuable upon exercise of the Warrants (and the conversion of Class B Common Stock issuable upon exercise of the Warrants) and (ii) to direct the disposition of the Warrants and any Class A Common Stock or Class B Common Stock issuable upon the exercise of the Warrants. The Reporting Person does not share with any person voting power or the power to dispose of the Warrants or any Class A Common Stock or Class B Common Stock issuable upon exercise of the Warrants.

                  (c) Except as described in Item 4 to this Schedule 13D, the Reporting Person, for itself and as the general partner of each of the Partnerships, has not effected any transactions during the past 60 days in respect of the Class A Common Stock.

                  (d) No person other than the Reporting Person, as the general partner of each of the Partnerships, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Warrants or the shares of Class A Common Stock (issuable upon exercise of the Warrants), which are held by the Partnerships.

                  (e)      Item 5(e) of Schedule 13D is not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                  Item 6 of the Prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  The Reporting Person is an affiliate of each of Michael J. Marocco and John A. Kornreich, who are both directors of the Company.

                  The Partnerships, the Company, Paxson Enterprises, Inc., Second Crystal Diamond, L.P., and certain purchasers of the Company's preferred stock and warrants entered into a Stockholders' Agreement, dated as of December 15, 1993 and as amended to date (as amended, the "Stockholders Agreement"), pursuant to which (among other things) the Partnerships, under certain conditions, had a limited right (which right was subsequently terminated as described below) to require the Company to purchase any shares of the Class A Common Stock and Class B Common Stock issuable upon exercise of the Warrants held by the Partnerships. As described more fully below, the Stockholders Agreement also provides that the Partnerships may make a registration demand request of the Company for registration with the Securities and Exchange Commission ("Commission") of all or part of the shares of Class A Common Stock issued or issuable pursuant to the exercise of the Warrants. A copy of the

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
Stockholders Agreement (including the registration rights provisions thereof) has been filed as an exhibit to this Schedule 13D and the statements made herein are qualified in their entirety by reference to the Stockholders Agreement which is hereby incorporated by reference herein.

                  In connection with an amendment to the Stockholders Agreement and a certain Exchange Agreement and Consent, dated as of December 22, 1994 (the "Exchange Agreement"), among the Company, Second Crystal Diamond, L.P., Paxson Enterprises, Inc., the Partnerships and certain other purchasers of the Company's securities, certain call rights with respect to the Warrants held by the Partnerships were terminated. A copy of the Exchange Agreement has been incorporated by reference as an exhibit to this Schedule 13D and the statements made herein are qualified in their entirety by reference to the Exchange Agreement which is hereby incorporated by reference herein.

                  Under the terms of the Stockholders Agreement, the Partnerships have redemption rights with respect to shares of the Company's 15% Cumulative Compounding Redeemable Preferred Stock and Series B 15% Cumulative Compounding Redeemable Preferred Stock (collectively, the "Senior Preferred Stock") that can be triggered by a change in control of the Company, by certain bankruptcy-related events or any failure to select Lowell W. Paxson as Chairman and Chief Executive Officer of the Company in accordance with the succession provisions contained in the Stockholders Agreement. In addition, subject to certain limitations and only after December 15, 1999, the Partnerships have the right to require any shares of Senior Preferred Stock to be purchased for cash by the Company. If the Partnerships choose to exercise their put or similar rights with respect to Senior Preferred Stock and the Company is unable to purchase all of the shares on the applicable purchase date because of a material contractual obligation that prohibits such a repurchase, the Company is required to take reasonable actions to enable the Company to purchase the securities subject to the put notice, and is required to engage a nationally recognized investment banking firm in order to advise and assist the Company in connection with such actions.

                  The Stockholders Agreement also provides the Partnerships with the right of first refusal to purchase, subject to certain conditions, their pro rata share of any new securities the Company may issue.

                  Pursuant to registration rights granted in the Stockholders Agreement, certain holders of Senior Preferred Stock, including the Partnerships, may require the Company to register with the Commission under and in accordance with the Securities Act of 1933, as amended ("Securities Act"), all or part of their "Registrable Shares" (as defined in the Stockholders Agreement). Registrable Shares are defined to include shares issued or issuable as "Warrant Shares" (which is defined in the Stockholders Agreement and includes shares of Class A Common Stock issuable upon exercise of the Warrants) (as adjusted for certain stock splits, stock dividends, recapitalizations and similar events) and any securities issued to the holders of Senior Preferred Stock pursuant to their exercise of certain rights of first refusal. The Company is required to effectuate a demand registration at the request of holders of Senior Preferred Stock only if (i) it has been requested and consented to by the holders of a majority of the Registrable

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
Shares held by the holders of Senior Preferred Stock, and (ii) the shares as to which registration is requested represent at least 25% of the aggregate Registrable Shares held by holders of Senior Preferred Stock participating in such registration. Generally, the holders of Senior Preferred Stock as a group are entitled to three demand registrations.

                  If at any time the Company proposes to file on its own behalf or on behalf of any holder or holders of any equity securities a registration statement under the Securities Act (other than a registration statement on Form S-4 or Form S-8 or any successor form for the registration of securities to be offered pursuant to an employee benefit plan), then the Company must give notice to the holders of Senior Preferred Stock and certain other stockholders of their respective rights to include certain Registrable Shares held by such persons in a piggy-back registration. The Company has the right to abandon any such registration.

                  In the case of a demand or certain piggy-back registrations, the Company will pay all registration expenses except underwriting discounts and commissions and transfer taxes. In the case of a piggy-back registration, each participating holder of Senior Preferred Stock and each of certain other stockholders shall pay its pro rata share of the incremental registration filing fees and shall pay all fees and disbursements of its counsel (other than a single counsel for certain holders) incurred in connection therewith.

                  The registration rights provisions of the Stockholders Agreement allocate Registrable Shares among participating holders of Senior Preferred Stock and certain other stockholders if fewer than all the requested shares are to be included in a registration statement. The registration rights of such holders generally have priority over those of other parties that may have registration rights.

                  Pursuant to an Agreement, dated as of March 26, 1996 (the "Agreement"), by and among the Company, Second Crystal Diamond, L.P., Paxson Enterprises, Inc., the Partnerships, National Union Fire Insurance Company of Pittsburgh, PA, BT Investment Partners, Paribas North America, Inc. and Union Venture Corporation, the Partnerships agreed to (i) terminate their rights to put shares of Class A Common Stock and Class B Common Stock to the Company, (ii) eliminate certain rights to approve certain investments by the Company, (iii) permitted the Company to redeem the Senior Preferred Stock on or after December 15, 1996 (a year earlier than previously permitted) at a price of 105% of the liquidation price thereof, (iv) permitted the Company to issue 2,000,000 additional shares of stock (or options to purchase the same), (v) permitted the Company to issue 125,000 shares of common stock (or options to purchase the same) at an exercise price of $3.42 per share, (vi) deleted certain restrictions on the Company's ability to acquire businesses in consideration for stock of the Company and (vii) modified certain rights of the parties to register common stock of the Company. A copy of the Agreement has been incorporated by reference as an exhibit to this Schedule 13D and the statements made herein are qualified in their entirety by reference to the Agreement which is hereby incorporated by reference herein.


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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Item 7 of the Prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  The following documents have been filed or incorporated by reference as exhibits to this Schedule 13D (items marked with an * have been previously filed):

                  *1. Stockholders' Agreement, dated as of December 15, 1993, by and among Paxson Communications Corporation, Second Crystal Diamond, L.P., Paxson Enterprises, Inc., and certain purchasers.

                  2. Exchange Agreement and Consent, dated as of December 22, 1994, among Paxson Communications Corporation, Second Crystal Diamond, L.P., Paxson Enterprises, Inc., and certain purchasers of securities of the Company (incorporated herein by reference to Exhibit
                           4.7 of Paxson Communications Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (Commission File No. 1-13452)).

                  3. Amended and Restated Stockholders' Agreement, dated as of December 22, 1994, among Paxson Communications Corporation, Second Crystal Diamond, L.P., Paxson Enterprises, Inc. and certain investors, including the Amended and Restated Registration Rights Provisions attached as Exhibit A thereto (incorporated herein by reference to Exhibit 4.3 of Paxson Communications Corporation's Annual Report on Form 10- K for the fiscal year ended December 31, 1994 (Commission File No. 1- 13452)).

                  4. Agreement, dated as of March 26, 1996, by and among Paxson Communications Corporation, Second Crystal Diamond, L.P., Paxson Enterprises, Inc., Sandler Mezzanine Partners, L.P., Sandler Mezzanine Foreign Partners, L.P., Sandler Mezzanine T-E Partners, L.P., National Union Fire Insurance Company of Pittsburgh, PA, BT Investment Partners, Inc., First Union Corporation of Virginia, Paribas North America, Inc. and Union Venture Corporation (incorporated herein by reference to Exhibit 9.1 of Paxson Communications Corporation's Registration Statement on Form S-3 No. 333-473).

                  5. U.S. Underwriting Agreement, dated March 28, 1996, among Smith Barney, Inc., Painewebber Incorporated, CIBC Wood Gundy Securities Corp., BT Securities Corporation, as representatives of the several U.S. underwriters, Paxson Communications Corporation, Sandler Mezzanine Partners, L.P., Sandler Mezzanine Foreign Partners, L.P., Sandler Mezzanine T-E Partners, L.P. and certain other selling security holders

                           (incorporated herein by reference to Exhibit 1.1 of Paxson Communications Corporation's Registration Statement on Form S-3 No.
                           333-473).

                  6. International Underwriting Agreement, dated March 28, 1996, among Smith Barney Inc., Painewebber International (U.K.) Ltd., CIBC Wood Gundy Securities Corp., Bankers Trust International plc, as lead managers of the several managers, Paxson Communications Corporation, Sandler Mezzanine Partners, L.P., Sandler Mezzanine Foreign Partners, L.P., Sandler Mezzanine T-E Partners, L.P. and certain other selling security holders (incorporated herein by reference to Exhibit 1.2 of Paxson Communications Corporation's Registration Statement on Form S-3 No. 333-473).

                                    SIGNATURE



         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: April 30, 1996

                                       SANDLER MEZZANINE GENERAL PARTNERSHIP

                                       By:  MJM Media Corp, its general partner

                                       By: /s/ Michael J. Marocco
                                           --------------------------
                                            Name:  Michael J. Marocco
                                            Title: President

                                   SCHEDULE 1

(1)      MJM Media Corp.

                  (a) MJM Media Corp. is a general partner of Sandler Mezzanine General Partnership.

                  (b) MJM Media Corp. is incorporated in the state of New York.

                  (c) The present principal business of MJM Media Corp. is the funding of investments.

                  (d) The principal business and office address of MJM Media Corp. is 1800 Second Street, Suite 799, Sarasota, Florida 34246.

                  (e) During the last five years, MJM Media Corp. has not been convicted in a criminal proceeding.

                  (f) During the last five years MJM Media Corp. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(2)      Michael J. Marocco

                  (a) Michael J. Marocco is the President, Treasurer, a Director and the sole stockholder of MJM Media Corp., which is a general partner of Sandler Mezzanine General Partnership.

                  (b) The business address of Mr. Marocco is 767 Fifth Avenue, 45th Floor, New York, New York 10153.

                  (c) The present principal business of Mr. Marocco is as managing director of Sandler Capital Management.

                  (d) During the last five years, Mr. Marocco has not been convicted in a criminal proceeding.

                  (e) During the last five years Mr. Marocco has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Marocco is a citizen of the United States.

(3)      Aaron Fleck

                  (a) Aaron Fleck is the Vice President and a Director of each of MJM Media Corp. and Kornreich Media Corp., which are general partners of Sandler Mezzanine General Partnership.

                  (b) The business address of Mr. Fleck is 767 Fifth Avenue, 45th Floor, New York, New York 10153.

                  (c) The present principal business of Mr. Fleck is as a consultant of Sandler Capital Management.

                  (d) During the last five years, Mr. Fleck has not been convicted in a criminal proceeding.

                  (e) During the last five years Mr. Fleck has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Fleck is a citizen of the United States.

(4)      Andrew Sandler

                  (a) Andrew Sandler is a Director of each of MJM Media Corp. and ARPH Media Corp., which are general partners of Sandler Mezzanine General Partnership.

                  (b) The business address of Andrew Sandler is 767 Fifth Avenue, 45th Floor, New York, New York 10153.

                  (c) The present principal business of Andrew Sandler is as managing director of Sandler Capital Management.

                  (d) During the last five years, Andrew Sandler has not been convicted in a criminal proceeding.

                  (e) During the last five years Andrew Sandler has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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
                  (f)      Andrew Sandler is a citizen of the United States.

(5)      Edward Grinacoff

                  (a) Edward Grinacoff is a Director of ARPH Media Corp., which is a general partner of Sandler Mezzanine General Partnership.

                  (b) The business address of Mr. Grinacoff is 767 Fifth Avenue, 45th Floor, New York, New York 10153.

                  (c) The present principal business of Mr. Grinacoff is an officer of Sandler Capital Management.

                  (d) During the last five years, Mr. Grinacoff has not been convicted in a criminal proceeding.

                  (e) During the last five years Mr. Grinacoff has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Grinacoff is a citizen of the United States.

(6)      ARPH Media Corp.

                  (a) ARPH Media Corp. is a general partner of Sandler Mezzanine General Partnership.

                  (b) ARPH Media Corp. is incorporated in the State of New York.

                  (c) The present principal business of ARPH Media Corp. is the funding of investments.

                  (d) The principal business and office address of ARPH Media Corp. is 1800 Second Street, Suite 799, Sarasota, Florida 34246.

                  (e) During the last five years, ARPH Media Corp. has not been convicted in a criminal proceeding.

                  (f) During the last five years ARPH Media Corp. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(7)      Harvey Sandler

                  (a) Harvey Sandler is the President and the controlling stockholder of ARPH Media Corp., which is a general partner of Sandler Mezzanine General Partnership.

                  (b) The business address of Harvey Sandler is 767 Fifth Avenue, 45th Floor, New York, New York 10153.

                  (c) The present principal business of Harvey Sandler is as managing director of Sandler Capital Management.

                  (d) During the last five years, Harvey Sandler has not been convicted in a criminal proceeding.

                  (e) During the last five years Harvey Sandler has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Harvey Sandler is a citizen of the United States.

(8)      Jeff Levine

                  (a) Jeff Levine is a Director of ARPH Media Corp., which is a general partner of Sandler Mezzanine General Partnership.

                  (b) The business address of Jeff Levine is 1050 Lee Wagener Boulevard, Suite 301, Fort Lauderdale, Florida 33315.

                  (c) The present principal business of Mr. Levine is as consultant to Sandler Capital Management.

                  (d) During the last five years, Mr. Levine has not been convicted in a criminal proceeding.

                  (e) During the last five years Mr. Levine has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Levine is a citizen of the United States.

(9)      EMEBE Media Corp.

                  (a) EMEBE Media Corp. is a general partner of Sandler Mezzanine General Partnership.

                  (b) EMEBE Media Corp. is incorporated in the State of New
York.

                  (c) The present principal business of EMEBE Media Corp. is the funding of investments.

                  (d) The principal business and office address of EMEBE Media Corp. is 1800 Second Street, Suite 799, Sarasota, Florida 34246.

                  (e) During the last five years, EMEBE Media Corp. has not been convicted in a criminal proceeding.

                  (f) During the last five years EMEBE Media Corp. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(10)     Barry Lewis

                  (a) Barry Lewis is the President, a Director and the controlling stockholder of EMEBE Media Corp., which is a general partner of Sandler Mezzanine General Partnership.

                  (b) The business address of Mr. Lewis is 767 Fifth Avenue, 45th Floor, New York, New York 10153.

                  (c) The present principal business of Mr. Lewis is as managing director of Sandler Capital Management.

                  (d) During the last five years, Mr. Lewis has not been convicted in a criminal proceeding.

                  (e) During the last five years Mr. Lewis has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Lewis is a citizen of the United States.

(11)     Maryann Smith

                  (a) Maryann Smith is a Director of EMEBE Media Corp., which is a general partner of Sandler Mezzanine General Partnership.

                  (b) The business address of Ms. Smith is 767 Fifth Avenue, 45th Floor, New York, New York 10153.

                  (c) The present principal business of Ms. Smith is as an employee of Sandler Capital Management.

                  (d) During the last five years, Ms. Smith has not been convicted in a criminal proceeding.

                  (e) During the last five years Ms. Smith has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Ms. Smith is a citizen of the United States.

(12)     Kornreich Media Corp.

                  (a) Kornreich Media Corp. is a general partner of Sandler Mezzanine General Partnership.

                  (b) Kornreich Media Corp. is incorporated in the State of New York.

                  (c) The present principal business of Kornreich Media Corp. is the funding of investments.

                  (d) The principal business and office address of Kornreich Media Corp. is 1800 Second Street, Suite 799, Sarasota, Florida 34246.

                  (e) During the last five years, Kornreich Media Corp. has not been convicted in a criminal proceeding.

                  (f) During the last five years Kornreich Media Corp. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(13)   John A. Kornreich

                  (a) John A. Kornreich is the President, a Director and the sole stockholder of Kornreich Media Corp., which is a general partner of Sandler Mezzanine General Partnership.

                  (b) The business address of Mr. Kornreich is 767 Fifth Avenue, 45th Floor, New York, New York 10153.

                  (c) The present principal business of Mr. Kornreich is as a managing director of Sandler Capital Management.

                  (d) During the last five years, Mr. Kornreich has not been convicted in a criminal proceeding.

                  (e) During the last five years Mr. Kornreich has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Mr. Kornreich is a citizen of the United States.



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